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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)[1]
HEALTHETECH, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
422210 10 4 (CUSIP Number)
JAMES R. MAULT, M.D., 30589 MONARCH COURT EVERGREEN, CO 80439 (303) 674-1668
COPY TO
WHITNEY HOLMES HOGAN & HARTSON L.L.P. 1200 17TH STREET, SUITE 1500 DENVER, CO 80202 (303) 899-7300 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13D).

SCHEDULE 13D
(Amendment No. 7)

CUSIP No. 422210 10 4	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES R. MAULT, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO (1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES		7	SOLE VOTING POWER 1,359,166(2)
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 0
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 1,359,166(2)

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,359,166(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.63%(3)

14	TYPE OF REPORTING PERSON* IN

(1)
No source of funds. This Amendment No. 7 to Schedule 13D relates to dispositions of securities.

(2)
Of these shares beneficially held by the Reporting Person, 825,833 shares are issuable upon exercise by the Reporting Person of vested stock options.

(3)
The percentage ownership is calculated using 19,668,321 shares of common stock of the Issuer, which were disclosed as issued and outstanding as of September 25, 2003 in the Issuer's preliminary proxy statement on Schedule 14A filed with the SEC on October 8, 2003, and 825,833 shares of common stock exercisable pursuant to vested stock options.

Item 1. Security and Issuer.

        This Amendment No. 7 to the statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of HealtheTech, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. This Amendment No. 7 to the statement on Schedule 13D amends the statement on Schedule 13D filed on July 29, 2002, as amended by Amendment No. 1 thereto filed on December 5, 2002, Amendment No. 2 thereto filed on February 5, 2003, Amendment No. 3 thereto filed on March 24, 2003, as amended and restated by Amendment No. 4 thereto filed on July 11, 2003, as amended by Amendment No. 5 thereto filed on July 28, 2003 and as amended by Amendment No. 6 thereto filed on October 2, 2003. The address of the principal executive offices of the Issuer is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

Item 3. Source and Amount of Funds or Other Consideration.

        This Amendment No. 7 to the statement on Schedule 13D relates to the disposition of shares of Common Stock and thus this Item 3 is not applicable.

Item 4. Purpose of Transaction.

        This Amendment No. 7 relates to the disposition by the Reporting Person of 243,900 shares of Common Stock in brokered open-market transactions since the filing of Amendment No. 6 to the statement on Schedule 13D. Depending on prevailing market conditions and the Reporting Person's internal valuations, the Reporting Person expects to make further dispositions of Common Stock in the future.

        Other than as described above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          (a)   The Reporting Person may be deemed to beneficially own 1,359,166 shares of Common Stock (including stock options providing for the right to acquire 825,833 shares of Common Stock that have vested). The aggregate number of shares for which the Reporting Person may be deemed to be the beneficial owner represents approximately 6.63% of the 19,668,321 issued and outstanding shares of Common Stock as of September 25, 2003, assuming the exercise of all 825,833 options to purchase shares of Common Stock held by the Reporting Person.

          (b)   The Reporting Person has sole dispositive and voting power over all of the 1,359,166 shares of Common Stock beneficially owned by him.

          (c)   During the past 60 days, the Reporting Person effected the following transactions: Open market sales pursuant to Rule 144:

Date	Number of Shares	Price per Share
September 2, 2003	15,700	$0.75
September 3, 2003	600	$0.75
September 4, 2003	69,631	$0.70 to $0.851
September 8, 2003	37,645	$0.80 to $0.83
September 17, 2003	93,725	$0.73 to $0.75
September 18, 2003	9,244	$0.73
September 22, 2003	50,000	$0.759
September 23, 2003	44,213	$0.8674
September 24, 2003	1,300	$1.102
September 29, 2003	99,093	$0.8522
September 30, 2003	24,425	$0.8254
October 1, 2003	118,000	$0.7669
October 2, 2003	125,000	$0.754
October 3, 2003	34,000	$0.73
October 6, 2003	34,900	$0.73
October 14, 2003	30,000	$0.80
October 15, 2003	20,000	$0.80

(d)
Not applicable.

(e)
Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2003.

/s/ JAMES R. MAULT, M.D. James R. Mault, M.D.

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SCHEDULE 13D (Amendment No. 7)
  Item 1. Security and Issuer.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
SIGNATURES